AB ✗
3/10

SECURITIES A
Wash...

09059143

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 25328

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADIE, Douglas Keith
Ark Investments

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16170 Canaanville Road
(No. and Street)

Athens (City) Ohio (State) 45701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas K. Adie (740) 593-8888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James P. Smith Smith & Barnes
(Name – *if individual, state last, first, middle name*)

P O BOX 8 The Plains, Ohio 45780
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA
3/25

OATH OR AFFIRMATION

I, Douglas K. Adie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ark Investments, as of December 31,2008, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PROPRIETOR.

Title

Alicia Conner 2-23-09

Notary Public

ALICIA CONNER
NOTARY PUBLIC, STATE OF OHIO
My Commission Expires June 6, 2011
Commission Recorded in Athens County

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOUGLAS K. ADIE dba
ARK INVESTMENTS

FINANCIAL STATEMENTS

December 31, 2008 and 2007

Jim Smith, CPA

Smith&Barnes
Certified Public Accountants

Jay Barnes, CPA

INDEPENDENT AUDITOR'S REPORT

Douglas K Adie, dba
Ark Investments
16170 Canaanville Road
Athens, OH 45701

We have audited the accompanying balance sheets of Douglas K. Adie, dba Ark Investments (a sole proprietorship) as of December 31, 2008 and 2007 and the related statements of income, changes in owner's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Douglas K. Adie, dba Ark Investments as of December 31, 2008 and 2007, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information in schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith & Barnes

The Plains, OH
February 16, 2009

740-797- 4542 • 800-321-4542 • f 740-797-4540
41 Johnson Road, P.O. Box 8, The Plains, Ohio 45780

DOUGLAS K. ADIE, dba
Ark Investments
Balance Sheets
December 31, 2008 and 2007

ASSETS

	2008	2007
Current assets:		
Cash in banks	$ 38,279	$ 37,502
Cash deposit with broker	11,291	11,101
Investment Account	128,913	252,732
Total current assets	$ 178,483	$ 301,335
Total assets	$ 178,483	$ 301,335

LIABILITIES & OWNER'S EQUITY

	2008	2007
Current liabilities:		
Accrued expenses	$150	$150
Total liabilities	$150	$150
Equity:		
Owner's equity	$ 178,333	$ 301,185
Total equity	$178,483	$ 301,335

See accompanying notes and accountants report

DOUGLAS K. ADIE, dba
Ark Investments
Statement of Income
For the Year ended December 31, 2008 and 2007

	2008	2007
Income:		
Fees and commissions	$ 10,484	$ 11,212
Interest and dividends	1,067	2,226
Total income	$ 11,551	$ 13,438
Expenses:		
Communications	$ 4,306	$ 5,086
Occupancy expense	2,669	2,552
Regulatory fees and expenses	888	505
Other operating expenses	4,473	4,703
Total expense	$ 12,336	$ 12,846
Net Income (loss)	$ (785)	$ 592

See accompanying notes and accountants report

DOUGLAS K. ADIE, dba
Ark Investments
Statement of Changes in Owner's Equity
For the Year ended December 31, 2008 and 2007

	2008	2007
Owner's equity at beginning of year	$ 301,185	$ 204,035
Net Income (loss) for the year	(785)	592
Unrealized gain (loss) on investments	(123,817)	93,358
Owner's contribution during year	1,750	3,200
Owner's equity at end of the year	$ 178,333	$ 301,185

See accompanying notes and accountants report

DOUGLAS K. ADIE, dba
Ark Investments
Statement of Cash Flows
For the Year ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net Income (loss)	$ (785)	$ 592
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (Decrease) in investments	123,819	(98,782)
Net cash provided (used) by operations	$ 123,034	$ (98,190)
Cash flows from financing activities:		
Owners capital contribution	$ 1,750	$ 3,200
Unrealized gain (loss) on investments	(123,817)	93,358
Net cash (used) provided by investing activities	$ (122,067)	$ 96,558
Net increase (decrease) in cash	$ 967	$ (1,632)
Cash at beginning of year	48,603	50,235
Cash at end of year	$ 49,570	$ 48,603

See accompanying notes and accountants report

DOUGLAS K. ADIE, dba
Ark Investments
December 31, 2008

1. Summary of Significant Accounting Policies:

Nature of Operations:
The Organization is a sole proprietorship offering investment services. Its main source of revenue is commissions on sales.

Basis of Accounting:
The Organization utilizes the accrual basis of accounting.

Income Taxes:
The proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all resources; accordingly, no provision for income tax is made in these statements.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the proprietor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		178,333 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		178,333 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		178,333 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	0 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	0 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		178,333 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment**		

securities:

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		18,533 [3734]	
D. Undue Concentration		15,857 [3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-34,390 [3740]
10. Net Capital			143,943 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	10 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	93,943 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	143,928 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		150 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	150 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 45411 [4335A]	RBC CAPITAL MARKETS CORPORATIO [4335A2]	All [4335B]
8- ____ [4335C]	[4335C2]	[4335D]
8- ____ [4335E]	[4335E2]	[4335F]
8- ____ [4335G]	[4335G2]	[4335H]
8- ____ [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

DOUGLAS K. ADIE DBA

Ark Investments

Reconciliation of Audited Net Capital to Broker/Dealer's

Unaudited Net Capital as Reported on Form X-17A-5

	Audited	Unaudited	Difference
Net capital as reported	$178,333	$178,333	0
Differences			
Cash & Investments	178,483	178,483	0
Accounts Payable	150	150	0
Totals	$178,333	$178,333	0

DOUGLAS K. ADIE,dba

Ark Investments

Report on Material Inadequacies

No Material inadequacies were found to exist during the period of this audit.

Schedule III